UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurgaon, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Appointment and Resignation of Directors

MakeMyTrip Limited (“MakeMyTrip”) announced on February 8, 2018 that Mr. Yuvraj (Raj) Thacoor, a nominee director of MIH Internet SEA Pte. Ltd. (“MIH Internet”), has notified the board of directors of MakeMyTrip of his intention to resign as a director of MakeMyTrip, effective May 7, 2018, and that the board of directors has accepted the same. Mr. Thacoor’s decision to resign was not a result of any disagreement with MakeMyTrip on any matter relating to its operations, policies or practices.

Following the resignation of Mr. Thacoor, MIH Internet has nominated Mr. Paul Laurence Halpin to the board of directors of MakeMyTrip, in accordance with the Terms of Issue of the Class B Shares. The board of directors has approved the appointment of Mr. Halpin effective April 30, 2018 and has further approved the change of effective date of resignation proposed by Mr. Thacoor to April 30, 2018.

Mr. Paul Laurence Halpin is an independent director of MakeMyTrip for the purposes of the Nasdaq Stock Market, Marketplace Rules. Mr. Halpin is a chartered accountant and a Fellow of the Institute of Chartered Accountants in Ireland. Mr. Halpin held various leadership positions in the financial services practice at PricewaterhouseCoopers from 1979 until 2004. Between 2004 to 2011, Mr. Halpin established and sold a number of international healthcare and insurance outsourcing businesses in Mauritius. He also served as a non-executive director on the Board of Investment (Mauritius) between 2005 to 2010. Mr. Halpin currently serves as an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd., which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies and funds, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd, RMB Westport Real Estate Development Fund Ltd and several companies within the Multichoice International Holdings group. Mr. Halpin also serves as the general representative for Lloyd’s of London in Mauritius. Mr. Halpin holds a Bachelor of Commerce from University College Dublin. The business address of Mr. Halpin is 1st Floor, Riverview Commercial Centre, Les Gorges Road, Black River, Mauritius.

There will be no changes to the composition of the audit committee and the compensation committee as a result of such appointment and resignation of directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2018

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer